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Exhibit 12

UtiliCorp United Inc.
Ratio of Earnings to Fixed Charges
(Dollars in Millions)

	Year Ended December 31,
	2001	2000	1999	1998	1997
Income from continuing operations before income taxes	$481.6	$325.0	$228.7	$218.8	$223.8
Add (Subtract): Equity in earnings of investments	(122.8)	(159.5)	(69.5)	(125.1)	(68.8)
Dividends and fees from investments	57.0	74.4	33.9	48.9	36.0
Minority interest in income of subsidiaries	20.1	1.4	11.5	5.6	6.5
Interest on long-term debt	210.9	197.1	176.0	120.3	124.4
Interest on short-term debt	12.2	17.9	9.3	12.3	10.9
Portion of rents representative of an interest factor	14.0	14.1	14.0	14.9	18.3

Income, as adjusted	$673.0	$470.4	$403.9	$295.7	$351.1

Fixed Charges:
Interest on long-term debt	$210.9	$197.1	$176.0	$120.3	$124.4
Interest on short-term debt	12.2	17.9	9.3	12.3	10.9
Portion of rents representative of an interest factor	14.0	14.1	14.0	14.9	18.3

Fixed charges	$237.1	$229.1	$199.3	$147.5	$153.6

Ratio of Earnings to Fixed Charges	2.84	2.05	2.03	2.01	2.29

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  Exhibit 12